SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 6, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on June 6, 2005

Amsterdam • 06 June 2005

ING acquires leading Slovak private pension provider

ING Group has today reached an agreement with TBIH Financial Services Group N.V. on the acquisition of VSP Tatry Sympatia, the management company of the leading private pension fund in the Slovak Republic. The value of the transaction is approximately EUR 35 million.

TBIH is a private equity group focused on financial services in several CEE countries. It is part of the Kardan Group, which is listed on the stock exchanges in Israel and the Netherlands.

Tatry Sympatia is market leader for managing voluntary private pensions in the Slovak Republic, serving over 300,000 clients. Its assets under management total EUR 181 million and its market share is 44%.

The acquisition of Tatry Sympatia considerably strengthens ING’s position in the Slovak Republic, where it currently has 200,000 clients in life insurance and mandatory pensions. Tatry Sympatia gives ING the required scale to build a strong and sustainable position in the field of pensions in the Slovak Republic.

“The transaction is in line with ING’s strategy of pursuing carefully selected add-on acquisitions that strengthen ING’s position in key growth markets,” said Jan Nijssen, CEO Insurance Central Europe and Global Head Pensions of ING Group.“ Retirement services/pensions and emerging markets are two of ING’s principal growth areas. So, the addition of Tatry Sympatia fits perfectly into ING’s growth strategy.” ING is a leading life insurance and pension provider in Central Europe.

Final conclusion of the transaction is subject to the required regulatory approvals.

Press enquiries: ING Group: Frank van der Voort, +31 20 541 5469 or +31 6 150 63 913 frank.van.der.voort@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 6, 2005